SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

TiGenix

(Name of Subject Company)

TiGenix

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 20 Shares

(Title of Class of Securities)

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

An Moonen

General Counsel

Romeinse straat 12, box 2

3001 Leuven, Belgium

+32 16 39 7937

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael J. Willisch Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid, Spain +34-91-768-9610	Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017, United States +1-212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 30, 2018 (together with the Exhibits and the Annex thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Company” or “TiGenix”). The Schedule 14D-9 relates to a tender offer by Takeda Pharmaceutical Company Limited, a company incorporated under the laws of Japan (the “Offeror” or “Takeda”), to purchase (i) up to 100% of the issued and outstanding ordinary shares with no nominal value of the Company (collectively the “Shares” and each a “Share”) that are held by “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the United States Securities Exchange Act of 1934, as amended), that are not yet owned by the Offeror and its affiliates, and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by Deutsche Bank Trust Company Americas acting as depositary, each representing 20 Shares (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, that are not yet owned by the Offeror and its affiliates, for €1.78 per Share, and €35.60 per ADS, payable in the equivalent amount of U.S. dollars for each outstanding ADS determined in the manner described in “Section 2. Acceptance for Payment and Payment for Ordinary Shares and ADSs” of the U.S. Offer to Purchase (as defined below), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 30, 2018 (as amended or supplemented from time to time, the “U.S. Offer to Purchase”), and in the related Share Acceptance Letter, the ADS Letter of Transmittal and the Share Withdrawal Letter, as applicable, contained in the Tender Offer Statement on Schedule TO, dated April 30, 2018 and filed by the Offeror with the SEC on April 30, 2018, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the item in this Amendment.

Item 2. Identity and Background of Filing Person

The following paragraph is hereby added immediately following the fifth paragraph in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9:

“As further discussed below, the Offeror will announce whether the Conditions have been satisfied or waived when it announces the results of the Initial Acceptance Period (as defined below). In addition, consistent with U.S. regulatory requirements, in order for the Offeror to waive the Minimum Acceptance Condition following expiration of the Initial Acceptance Period, at least five (5) U.S. business days prior to the Initial Expiration Date (as defined below) it must announce via press release that it may effect such a waiver of the Minimum Acceptance Condition, which announcement will state the exact percentage to which the Minimum Acceptance Condition may be waived (which will not be less than a majority of the issued and outstanding Shares on a fully-diluted basis) and that such a waiver is possible, and also advise holders of Securities to withdraw their tenders immediately if their willingness to tender into the U.S. Offer would be affected by such waiver of the Minimum Acceptance Condition. During the period after the Offeror makes such an announcement until 10:00 a.m., New York City time, on the Initial Expiration Date, the U.S. Offer will be open for acceptances and U.S. Holders of Shares and holders of ADSs who have tendered their securities in the U.S. Offer will be entitled to withdraw their securities. However, such an announcement will not obligate the Offeror to waive the Minimum Acceptance Condition.”

The tenth paragraph in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9 is hereby amended and restated as follows:

“The Second Acceptance Period will be applicable to each of the U.S. Offer and the Belgian Offer and the expiration date of the Second Acceptance Period will be the same for each of the U.S. Offer and the Belgian Offer. U.S. Holders of Shares and holders of ADSs, wherever located, tendering their securities during the Second Acceptance Period will have withdrawal rights during the Second Acceptance Period with respect to such tendered securities. The Offeror is required to pay for Shares and ADSs that are validly tendered and not withdrawn during the Second Acceptance Period within ten (10) Business Days following the publication of the results of the Second Acceptance Period (which publication shall occur within five (5) Business Days following the expiration of the Second Acceptance Period and will indicate the results of the Second Acceptance Period, the number of Securities that the Offeror will hold following the acceptance of the Securities tendered into the Offers during the Second Acceptance Period, and, if applicable, the commencement date and time of any additional Subsequent Offering Period and its duration). The results of the Second Acceptance Period will be published in one or more national Belgian newspapers and will be published via press release in the U.S. and Belgium. The publication with the results of the Second Acceptance Period is subject to the FSMA’s prior approval.”

The eleventh paragraph in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9 is hereby amended and restated as follows:

“If, following the expiration of the Initial Acceptance Period or following the expiration of the Second Acceptance Period, the Offeror holds, as a result of the Offers, at least 90% of the outstanding Shares (including Shares represented by ADSs), the Offeror must provide for a subsequent offering period of at least five (5) Business Days and no more than fifteen (15) Business Days (the “Mandatory Subsequent Offering Period”). The Mandatory Subsequent Offering Period will commence immediately following the publication of the results of the Initial Acceptance Period or Second Acceptance Period, as applicable. Such results will be published within five (5) Business Days following the Initial Expiration Date or following the date and time of the expiration of the Second Acceptance Period. If the Mandatory Subsequent Offering Period were required to be undertaken following the Initial Acceptance Period, the Offeror will commence such Mandatory Subsequent Acceptance Period in accordance with the timing of the Second Acceptance Period, as described above, in which case such Mandatory Subsequent Offering Period would satisfy the requirements of the Second Acceptance Period. The Mandatory Subsequent Offering Period, if applicable, would not be an extension of the U.S. Offer pursuant to the U.S. Offer to Purchase. The Mandatory Subsequent Offering Period would be an additional period of time during which U.S. Holders would be able to tender Shares and holders of ADSs, wherever located, would be able to tender ADSs not previously tendered into the U.S. Offer prior to 10:00 a.m., New York City time, on the Initial Expiration Date or prior to the date and time of the expiration of the Second Acceptance Period, as applicable. U.S. Holders of Shares and holders of ADSs, wherever located, tendering their securities during the Mandatory Subsequent Offering Period will have withdrawal rights during the Mandatory Subsequent Offering Period with respect to such tendered securities. If the Mandatory Subsequent Offering Period is provided, the Offeror shall pay for Shares and ADSs that are validly tendered and not withdrawn during the Mandatory Subsequent Offering Period within ten (10) Business Days following the publication of the results of the Mandatory Subsequent Offering Period (which publication shall occur within five (5) Business Days following the expiration of the Mandatory Subsequent Offering Period and will indicate the results of the Mandatory Subsequent Offering Period, the number of Securities that the Offeror will hold following the acceptance of the Securities tendered into the Offers during the Mandatory Subsequent Offering Period, and, if applicable, the commencement date and time of any additional Subsequent Offering Period and its duration), in accordance with Belgian law. The results of the Mandatory Subsequent Offering Period will be published in one or more national Belgian newspapers and will be published via press release in the U.S. and Belgium. The publication with the results of the Mandatory Subsequent Offering Period is subject to the FSMA’s prior approval.”

The fourth to last paragraph in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9 is hereby amended and restated as follows:

“Upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, the related Share Acceptance Letter, the related ADS Letter of Transmittal and the related Share Withdrawal Letter, the Offeror will accept for payment all Shares held by U.S. Holders and all ADSs validly tendered, and not properly withdrawn, before 10:00 a.m., New York City time, on the Initial Expiration Date or the date and time of the expiration of any Subsequent Offering Period. The results of the Initial Acceptance Period or any Subsequent Offering Period shall be published within five (5) Business Days following the expiration of the Initial Acceptance Period or following the date and time of the expiration of the applicable Subsequent Offering Period. The results of the Initial Acceptance Period will be published in one or more national Belgian and U.S. newspapers and will be published via press release in the U.S. and Belgium and such publication will include a statement whether the Conditions have been satisfied or waived, the number of Securities that the Offeror will hold following acceptance of the Securities tendered into the Offers during the Initial Acceptance Period and the commencement date and time of the Second Acceptance Period and its duration. The results of each Subsequent Offering Period will be published in one or more national Belgian newspapers and will be published via press release in the U.S. and Belgium and each such publication will indicate the results of such Subsequent Offering Period, the number of Securities that the Offeror will hold following the acceptance of the Securities tendered into the Offers during such Subsequent Offering Period and, if applicable, the commencement date and time of any additional Subsequent Offering Period and its duration. The publication with the results of the Initial Acceptance Period or any Subsequent Offering Period is subject to the FSMA’s prior approval. The Offeror will pay for such Shares and ADSs within ten (10) Business Days following the publication of the results of the Offer following the Initial Expiration Date or any Subsequent Offering Period, as applicable, provided that, for acceptance and payment for Shares and ADSs tendered during the Initial Acceptance Period, all of the Conditions shall have been satisfied or waived.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

TIGENIX

By:	/s/ Eduardo Bravo
	Name:	Eduardo Bravo
	Title:	Chief Executive Officer

Dated: May 18, 2018